Mail Stop 3561

August 23, 2007

Mr. Frank H. Boykin
Chief Financial Officer
Mohawk Industries, Inc.
160 S. Industrial Blvd.
Calhoun, Georgia 30701

       Re: **Mohawk Industries, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed February 26, 2007
              Forms 10-Q for Fiscal Quarters Ended March 31, 2007
              and June 30, 2007
              Filed May 10, 2007 and August 1, 2007
              Response Letter Dated August 16, 2007
              File No. 1-13697

Dear Mr. Boykin:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                           Sincerely,

                           James Allegretto
                           Senior Assistant Chief Accountant